HealtheMed, Inc.

Financial Statements for year end 2018 and 2019
(Unaudited)

HealtheMed, Inc.
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Expense	
Advertising and Promotion	2,350.44
Automobile Expense	260.00
Bank Service Charges	44.23
Business Licenses and Permits	419.00
Computer and Internet Expenses	1,183.69
Meals and Entertainment	448.41
Office Supplies	23.86
Platform Equipment	944.70
Professional Fees	6,265.00
Rent Expense	975.00
Repairs and Maintenance	59.95
Telephone Expense	371.00
Travel Expense	3,121.45
Total Expense	16,466.73
Net Ordinary Income	-16,466.73
Net Income	**-16,466.73**

HealtheMed, Inc.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
U.S. Bank	13,656.07
Total Checking/Savings	13,656.07
Total Current Assets	13,656.07
TOTAL ASSETS	**13,656.07**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loans from Stockholders	90.00
Total Other Current Liabilities	90.00
Total Current Liabilities	90.00
Total Liabilities	90.00
Equity	
Capital Stock	30,032.80
Net Income	-16,466.73
Total Equity	13,566.07
TOTAL LIABILITIES & EQUITY	**13,656.07**

HealtheMed, Inc.
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-16,466.73
Adjustments to reconcile Net Income to net cash provided by operations:	
Loans from Stockholders	90.00
Net cash provided by Operating Activities	-16,376.73
FINANCING ACTIVITIES	
Capital Stock	30,032.80
Net cash provided by Financing Activities	30,032.80
Net cash increase for period	13,656.07
Cash at end of period	**13,656.07**

HealtheMed, Inc.
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Nonmedical Income	5.00
Total Income	5.00
Expense	
Advertising and Promotion	1,472.01
Business Licenses and Permits	1,145.00
Computer and Internet Expenses	1,482.72
Meals and Entertainment	550.76
Medical Records and Supplies	1,620.00
Professional Fees	2,525.00
Rent Expense	4,000.00
Travel Expense	270.99
Total Expense	13,066.48
Net Ordinary Income	-13,061.48
Net Income	**-13,061.48**

HealtheMed, Inc.
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
U.S. Bank	604.59
Total Checking/Savings	604.59
Total Current Assets	604.59
TOTAL ASSETS	**604.59**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loans from Stockholders	90.00
Total Other Current Liabilities	90.00
Total Current Liabilities	90.00
Total Liabilities	90.00
Equity	
Capital Stock	30,042.80
Retained Earnings	-16,466.73
Net Income	-13,061.48
Total Equity	514.59
TOTAL LIABILITIES & EQUITY	**604.59**

HealtheMed, Inc.
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-13,061.48
Net cash provided by Operating Activities	-13,061.48
FINANCING ACTIVITIES	
Capital Stock	10.00
Net cash provided by Financing Activities	10.00
Net cash increase for period	-13,051.48
Cash at beginning of period	13,656.07
Cash at end of period	**604.59**

HealtheMed, Inc.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

DECEMBER 31, 2018 AND 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

HealtheMed, Inc. ("the Company") is a corporation formed under the laws of the State

of Delaware.

The Company derives revenue from hardware, software, and medical services from state Medicaid
programs.

The Company will conduct an equity crowdfund offering during the third and fourth quarter of 2020 for

the purpose of raising operating capital. The Company's ability to continue as a going concern

or to achieve management's objectives may be dependent on the outcome of the offering or

management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting

principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and

assumptions that affect certain reported amounts and disclosures. Accordingly, actual results

could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with

maturities of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for completed work for which

payment has not yet been received. Management's experience suggests that losses on account

are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company does maintain inventory items relevant to its operation.

Property and Equipment

(Unaudited financials)

The Company does not currently capitalize any long-lived assets.

Goodwill

The Company does not currently capitalize any goodwill.

Extraordinary Items- Revenue

The Company has elected early adoption of FASB ASU 2015-01, which eliminates the concept of "extraordinary items" from GAAP.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- LEASES AND RENTS

The Company rents office space on a monthly basis used by the Company in the ordinary course of business.

Obligations associated with buildings or equipment with leases and rents that meet the criteria for "capital lease" treatment under GAAP have been recognized as liabilities on the Company's balance sheets.

The monthly rent expenses are approximately $780 per month.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss in 2018 and 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2018 and 2019 will expire if unused after tax years 2038 and 2039, respectively. The Company's 2018 federal tax filing will be subject to inspection by the Internal Revenue Service until 2022; The Company's 2019 federal tax filing will be subject to inspection by the Internal Revenue Service until 2023.

NOTE E- EQUITY BASED COMPENSATION

(Unaudited financials)

In 2018, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan vest at the rate of 25% per year and grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2019, options issued, available, and exercised were as follows:

Options Authorized 1,680,000

Options Issued 320,000

Options Available 1,360,000

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 31, 2019, the date that the financial statements were available to be issued.

(Unaudited)